Exhibit 21.1

List of Subsidiaries

Subsidiary	Place of Incorporation
Beta Capital International Holdings Limited	BVI
Beta International Securities Limited	Hong Kong
Ascent Capital Management Investment Limited	BVI
Beta International (USA) Corp.	Delaware